Exhibit 99.1

Yunji Announces First Quarter 2020 Unaudited Financial Results

Hangzhou, CHINA, June 3, 2020 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the first quarter ended March 31, 20201.

First Quarter 2020 Highlights

•

GMV[2] in the first quarter of 2020 increased by 2.9% to RMB7.0 billion (US$1.0 billion) from RMB6.8 billion in the same period of 2019. GMV related to marketplace revenues in the first quarter of 2020 was RMB4.1 billion (US$ 0.6 billion), compared with RMB0.3 billion in the same period of 2019[5].

•

Total revenues in the first quarter of 2020 were RMB1,649.2 million (US$232.9 million), compared with RMB3,385.6 million in the same period of 2019, primarily due to an increase in the proportion of the Company’s business contributed from its marketplace business, which recognizes revenues on a net basis.

•	Transacting members[3] in the twelve months ended March 31, 2020, were 11.8 million.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “This extraordinary period was full of challenges and possibilities. Notably, during the quarter, our GMV increased by 2.9% year over year. This slower than expected growth was a result of the disruptions caused by the COVID-19 outbreak to the operating schedule of the Company as well as the operating schedules of our suppliers, business partners, and logistics service partners. We would like to express our appreciation to our partners, employees, and service managers who have stood together with us throughout this challenging period. At the same time, we are also highly appreciative of our emerging brand and joint-venture brand partners. The support we have received from these two groups has not only helped to bolster our supply chain in the face of macro headwinds, but has also encouraged us to continue developing and differentiating our platform through the methodical curation of quality product offerings.”

“During the first quarter, we improved our GMV and achieved a higher commission rate for our marketplace business as compared to the previous quarter. Meanwhile, despite the epidemic’s impact, we also expanded our gross margin to 30.4% from 19.3% in the same period of 2019. Importantly, this was the result of our efforts to continuously improve our operating efficiency, develop emerging brands with mid- to high-gross margins, and strategically collaborate with emerging brands and joint-venture brands to boost our long-term growth trajectory. We also continued to closely monitor our cash flows and maintain a healthy level of working capital to meet our operational and commitment liquidity needs, the act of which was especially important in light of the COVID-19 outbreak.” said Mr. Chen Chen, Chief Financial Officer of Yunji.

First Quarter 2020 Unaudited Financial Results

Total revenues were RMB1,649.2 million (US$232.9 million), compared with RMB3,385.6 million in the same period of 2019, which was primarily due to a decrease in revenues from sales of merchandise as a result of an increase in the proportion of the Company’s business contributed from its marketplace business. Revenues generated through the marketplace business are recognized on a net basis and contributed to marketplace revenues, while revenues generated from merchandise sales are recognized on a gross basis and contributed to sales of merchandise, net.

•

Revenues from sales of merchandise, net decreased by 55.1% to RMB1,445.9 million (US$204.2 million) from RMB3,220.2 million in the same period of 2019. The decrease was primarily due to decreased GMV related to sales of merchandise as the Company continued to refine its resource allocation plan to further improve the operational efficiencies of its merchandise sales, marketplace business, and merchants on the platform.

•

Revenues from the membership program decreased by 84.0% to RMB25.1 million (US$3.6 million) from RMB156.6 million in the same period of 2019. The decrease was due to the Company’s ongoing refinement of its membership enrollment system. Starting from January 2020, the Company has allowed for any user to become a member and enjoy membership benefits free of charge for one year by simply registering for an account on the Yunji app. Revenues from the membership program in the first quarter of 2020 were from deferred revenue from prior paying members.

•

Revenues from the marketplace business were RMB158.1 million (US$22.3 million), compared with RMB3.4 million in the same period of 2019. This increase was a result of increased number of popular brands and merchants on the Company’s platform and higher commission rates for its marketplace business.

•	Other revenues increased by 276.7% to RMB20.1 million (US$2.8 million) from RMB5.3 million in the same period of 2019.

Total cost of revenues decreased by 58.0% to RMB1,148.0 million (US$162.1 million), or 69.6% of total revenues, from RMB2,731.0 million, or 80.7% of total revenues, in the same period of 2019. This decrease was mainly attributable to the decline in merchandise sales, which recognize revenues on a gross basis. Total cost of revenues was mainly composed of those costs related to the sales of merchandise revenue in the first quarter of 2020 due to the start of the free membership program in the same period.

Total operating expenses decreased by 20.1% to RMB522.9 million (US$73.8 million) from RMB654.4 million in the same period of 2019.

•

Fulfillment expenses decreased by 49.0% to RMB138.1 million (US$19.5 million), or 8.4% of total revenues, from RMB270.6 million, or 8.0% of total revenues, in the same period of 2019. The decrease was mainly due to reduced warehousing and logistics expenses, resulting from lower merchandise sales, improved logistics efficiency, and decreased third-party payment transaction fees due to lower commission rates, which were partially offset by increased personnel costs.

•

Sales and marketing expenses decreased by 4.4% to RMB251.7 million (US$35.5 million), or 15.3% of total revenues, from RMB263.2 million, or 7.8% of total revenues, in the same period of 2019. The decrease was mainly due to reduced member management fees resulting from the improvements to member management efficiency, which were partially offset by an increase in business promotion expenses caused by the uptick in business development activities executed by the Company to attract more popular brands and merchants to its marketplace business.

•

Technology and content expenses decreased by 1.3% to RMB57.9 million (US$8.2 million), or 3.5% of total revenues, from RMB58.7 million, or 1.7% of total revenues, in the same period of 2019. The decrease was mainly due to reduced server costs resulting from the better contract terms that the Company was able to secure with its server providers, which were partially offset by increased personnel costs caused by an increased headcount for research and development and increased share-based compensation expenses due to new grants of share-based awards.

•

General and administrative expenses increased by 21.5% to RMB75.2 million (US$10.6 million), or 4.6% of total revenues, from RMB61.9 million, or 1.8% of total revenues, in the same period of 2019, which was mainly due to increased share-based compensation expenses resulting from new grants of share-based awards.

Loss from operations was RMB6.1 million (US$0.9 million), compared with an income from operations of RMB10.7 million in the same period of 2019.

Net loss was RMB13.2 million (US$1.9 million), compared with a net income of RMB16.9 million in the same period of 2019.

Adjusted net income4 was RMB26.1 million (US$3.7 million), compared with RMB43.1 million in the same period of 2019.

Basic and diluted net loss per share attributable to ordinary shareholders was RMB0.01 (US$0.001), compared with RMB0.95 in the same period of 2019.

Impact of COVID-19

During the first quarter of 2020, the Company experienced major challenges from the COVID-19 pandemic along with the rest of the world. The operation of its network, which includes the Company’s suppliers, third-party merchants, third-party logistics service providers, and other business partners, is gradually recovering in the second quarter of 2020. However, the extent of the related impact on the Company’s financial results and its business outlook depends upon the development of the global pandemic going forward.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net income/(loss) as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/(loss) as net income/(loss) excluding share-based compensation.

The Company presents adjusted net income/(loss) because it is used by management to evaluate operating performance and formulate business plans. Adjusted net income/(loss) enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation”. The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/(loss) is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net income/(loss). Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Wednesday, June 3, 2020, at 7:30 AM Eastern Time or 7:30 PM Beijing/Hong Kong Time to discuss its earnings.

In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive important details for this conference including the call date and time, a unique registrant ID, and a set of participant dial-in numbers to join the conference call.

Conference ID	4272417
Registration Link	http://apac.directeventreg.com/registration/event/4272417

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	+1-855-452-5696
International	+61-2-8199-0299
Conference ID	4272417

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, Inc.

Xinran Rao

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2019	March 31, 2020
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	883,369	977,419	138,038
Restricted cash	84,374	83,392	11,777
Short-term investments	774,736	901,372	127,298
Accounts receivable, net	28,527	31,929	4,509
Advance to suppliers	87,289	42,538	6,007
Inventories, net	428,322	349,911	49,417
Amounts due from related parties	6,830	5,489	775
Prepaid expenses and other current assets	567,432	508,541	71,820

Total current assets	2,860,879	2,900,591	409,641
Non-current assets
Property and equipment, net	45,344	42,064	5,941
Long-term investments	198,860	179,011	25,281
Deferred tax assets	97,792	66,443	9,384
Operating lease right-of-use assets, net	43,043	36,457	5,149
Other non-current assets	56,281	148,398	20,958

Total non-current assets	441,320	472,373	66,713

Total assets	3,302,199	3,372,964	476,354

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2019	March 31, 2020
	RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICITS)/EQUITY
Current Liabilities
Accounts payable	741,959	817,389	115,437
Deferred revenue	181,828	153,466	21,674
Incentive payables to members	384,486	352,315	49,756
Refund payable to members	26,883	21,840	3,084
Member management fees payable	78,355	75,813	10,707
Other payable and accrued liabilities	349,111	383,510	54,162
Amounts due to related parties	18,296	33,717	4,762
Operating lease liabilities - current	17,559	17,381	2,455

Total current liabilities	1,798,477	1,855,431	262,037
Non-current liabilities
Operating lease liabilities	27,734	22,350	3,156
Deferred tax liabilities	11,329	7,000	989

Total non-current liabilities	39,063	29,350	4,145

Total Liabilities	1,837,540	1,884,781	266,182

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2019	March 31, 2020
	RMB	RMB	US$
Shareholders’ (deficits)/equity
Ordinary shares	70	70	10
Less: Treasury stock	(96,669)	(115,617)	(16,328)
Additional paid-in capital	7,255,404	7,291,064	1,029,695
Statutory reserve	11,633	11,633	1,643
Accumulated other comprehensive income	88,863	107,112	15,127
Accumulated deficit	(5,805,332)	(5,818,442)	(821,721)

Total Yunji Inc. shareholders’ equity	1,453,969	1,475,820	208,426
Non-controlling interests	10,690	12,363	1,746

Total shareholders’ equity	1,464,659	1,488,183	210,172

Total liabilities and shareholders’ equity	3,302,199	3,372,964	476,354

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2019	March 31, 2020
	RMB	RMB	US$
Revenues:
Sales of merchandise, net	3,220,175	1,445,857	204,194
Membership program revenue	156,615	25,134	3,550
Marketplace revenue[5]	3,418	158,071	22,324
Other revenues	5,347	20,144	2,845

Total revenues	3,385,555	1,649,206	232,913
Operating cost and expenses:
Cost of revenues	(2,731,037)	(1,148,024)	(162,132)
Fulfilment	(270,611)	(138,086)	(19,501)
Sales and marketing	(263,181)	(251,661)	(35,541)
Technology and content	(58,679)	(57,937)	(8,182)
General and administrative	(61,879)	(75,182)	(10,618)

Total operating cost and expenses	(3,385,387)	(1,670,890)	(235,974)
Other operating income	10,560	15,578	2,200

Income/(loss) from operations	10,728	(6,106)	(861)
Financial income/(expense), net	14,921	(9,804)	(1,384)
Foreign exchange (loss)/income, net	(5,262)	6,021	850

Income/(Loss) before income tax expense, and equity in (loss)/income of affiliates, net of tax	20,387	(9,889)	(1,395)
Income tax expense[6]	(2,265)	(3,145)	(444)
Equity in loss of affiliates, net of tax	(1,260)	(204)	(29)

Net income/(loss)	16,862	(13,238)	(1,868)
Less: net income/(loss) attributable to non-controlling interests shareholders	2,117	(128)	(18)

Net income/(loss) attributable to YUNJI INC.	14,745	(13,110)	(1,850)

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2019	March 31, 2020
	RMB	RMB	US$
Accretion on convertible redeemable preferred shares to redemption value	(1,115,988)	—	—

Net loss attributable to ordinary shareholders	(1,101,243)	(13,110)	(1,850)

Net income/(loss)	16,862	(13,238)	(1,868)
Other comprehensive (loss)/income
Foreign currency translation adjustment	(17,949)	18,249	2,577

Total comprehensive (loss)/income	(1,087)	5,011	709
Less: total comprehensive income/(loss) attributable to non-controlling interests shareholders	2,117	(128)	(18)

Total comprehensive (loss)/income attributable to YUNJI INC.	(3,204)	5,139	727

Net loss attributable to ordinary shareholders	(1,101,243)	(13,110)	(1,850)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	1,154,000,000	2,124,159,023	2,124,159,023

Net loss per share attributable to ordinary shareholders
Basic	(0.95)	(0.01)	(0.001)
Diluted	(0.95)	(0.01)	(0.001)

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2019	March 31, 2020
	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	2,940	3,969	561
General and administrative	19,403	29,060	4,104
Fulfillment	2,575	4,062	574
Sales and marketing	1,324	2,221	314

Total	26,242	39,312	5,553

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY  COMPARABLE FINANCIAL MEASURES

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2019	March 31, 2020
	RMB	RMB	US$
Reconciliation of Net Income/(Loss) to Adjusted Net Income:
Net income/(loss)	16,862	(13,238)	(1,868)
Add: Share-based compensation	26,242	39,312	5,553
Adjusted net income	43,104	26,074	3,685

1.

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.0808 to US$1.00, the exchange rate in effect as of March 31, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

2.

“GMV” refers to the total value of all orders paid and shipped for merchandise sold on Yunji’s platform, including the value of the merchandise sold as part of the membership packages, as well as the VAT and tax surcharges paid, regardless of whether the merchandises are returned and without taking into consideration any discounts and incentives. Yunji’s revenues recognized on a gross basis are net of the VAT and related tax surcharges paid, discounts and incentives, the value of the merchandises returned, and any adjustments due to the timing difference between shipping and receipt, which are included in the above GMV measure. Yunji’s revenues recognized on a net basis are net of the corresponding amount to be paid to the vendor, the principal in the transaction, in addition to the items mentioned above, which are included in the above GMV measure.

3.

“Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned.

4.

Adjusted net income/(loss) is a non-GAAP financial measure, which is defined as net income/(loss) excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable Financial Measures” set forth at the end of this press release.

5.

In the first quarter of 2019, the Company launched its marketplace business model, allowing third-party merchants to sell their products on the platform and pay commissions on their sales to the Company. The revenues from marketplace business is recognized on a net basis.

6.

Income tax expense for the first quarter of 2020 was RMB3.1 million (US$0.4 million), compared to RMB2.3 million in the same period of 2019. The Company’s effective tax rate was changed primarily due to changes in the profitability of its subsidiaries that have different tax rates, including non-deductible share-based compensation expenses, and increased valuation allowance as the Company will not be able to utilize tax loss carry forwards generated by certain unprofitable subsidiaries.

7.

Starting from 2020, the Company presents government grants, which are received from local government to support and reward the Company’s ongoing business and operations, as Other operating income. The relevant item in the prior year period is also reclassified from Other non-operating income, net to be in conformity with the current period presentation in the unaudited condensed consolidated statements of comprehensive (loss)/income.